Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a list of frequently asked questions and responses provided to employees of JDA and i2 on November 23, 2009 regarding JDA’s proposed acquisition of i2.

Employee FAQ: JDA’s Pending Acquisition of i2
Employee Frequently Asked Questions
Related to JDA Software Group, Inc.’s Pending Acquisition of
i2 Technologies, Inc.
On November 5, 2009, JDA® Software Group Inc. (NASDAQ: JDAS) and i2 Technologies Inc. (NASDAQ: ITWO) announced the signing of a definitive merger agreement for JDA to acquire i2, a leading global provider of supply chain software and solutions for an enterprise value of approximately $396 million. The combined company creates one of the world’s strongest best-of-breed software solutions provider focused on the global supply chain for the manufacturing, wholesale distribution, retail and service industries.
The purpose of this document is to provide consistent, factual answers to Frequently Asked Questions related specifically to Employees including: General Information; Workforce, Positions, Salaries & Bonuses; and Benefits. JDA and i2 senior management have verified the information contained within this document.

Section	Topics Covered	Page
1	General Information	2

2	Workforce, Positions, Salaries & Bonuses	7

3	Benefits Information	9

Appendix 1	Legal Legends	11

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Employee FAQ: JDA’s Pending Acquisition of i2
SECTION 1: GENERAL INFORMATION
1.	How will this acquisition benefit employees?

JDA values the deep intellectual capital of the two companies’ employees. JDA looks forward to bringing together the industry’s best minds in a stimulating work environment to ensure the ongoing innovation and enhancement to one of the industry’s most powerful combined solution suites. The combined company will:
•	Provide employees with the opportunity to work for a larger company with significantly increased earnings capacity and the financial wherewithal to maintain a competitive compensation and benefits environment

•	Create expanded opportunities throughout the company that enables employees to open new doors for career growth by taking on leadership roles and expanding skills across the entire supply and demand chain

•	Provide opportunity to gain new expertise or maximize current abilities with recognized industry-leading technologies and best practices

•	Increased opportunities for employees to innovate and utilize creativity
2.	What can employees expect until the acquisition is closed? What are the milestones that have to occur?

Until the pending acquisition is closed, employees’ work should be performed “business as usual.” All employees should stay focused on meeting deadlines, customer commitments and daily responsibilities, under normal management.

The best thing that employees can do to support this transaction is to maintain the healthy and profitable operation of each company’s respective business prior to the final close of the transaction.

After closing, JDA feels confident that a detailed and thorough integration plan will be rapidly and successfully implemented.

3.	Which i2 management team members will join JDA’s executive leadership team?

JDA has an established practice of incorporating management team members from companies it has acquired into its management team. While it is expected that a number of i2 executives will pursue other opportunities after the acquisition closes, JDA hopes to retain and expects to welcome a significant percentage of i2’s current management team to roles in the newly combined company.

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Employee FAQ: JDA’s Pending Acquisition of i2
4.	Where will the corporate headquarters be located?

The combined company will be headquartered in Scottsdale, Arizona at JDA’s current world headquarters. JDA plans to continue operating i2’s corporate office in Dallas, Texas. Both companies also have facilities in other cities throughout the United States.

In several of the cities that i2 has a branch office, JDA also has an office. For example, there is both a JDA and an i2 branch office operating in these major geographies: Australia, Japan, China, Spain, India and the United Kingdom.

To reduce costs while ensuring the best ongoing service to customers, JDA expects to combine some of these branch operations in the United States and internationally after the deal closes. JDA will give appropriate notice to employees who are impacted by office consolidation.

5.	What impact will i2’s operation in Bangalore, India, have on JDA’s Center of Excellence in Hyderabad?

i2 has successfully operated its own Center of Excellence in Bangalore for many years, providing first-class development, support and services to its customers worldwide. JDA expects that it will be able to leverage that experience and to learn from employees in Bangalore as it continues to grow the Center of Excellence in Hyderabad. JDA fully expects to continue to operate both facilities and to maximize the opportunities for knowledge sharing between the operations.

6.	Do you plan to close the JDA Dallas office and move the associates to the i2 office?

It is anticipated that JDA will close its current JDA Dallas office and move operations to i2’s office building on Luna Road in Dallas. There are about 250 people in the i2 Dallas office, so the current JDA facility would not be sufficient in size for a combined team. Additionally, the current i2 office is a better all-around facility.

7.	Can we mention the pending acquisition if it’s not initiated by the customer?

No. Only authorized officers of JDA and i2 should speak with customers regarding the specific terms of the transaction. If customers ask about the transaction, you may point them to the JDA and SEC Web sites so that they can read through the press release, view and hear presentations and other related materials and learn what they need to know.

8.	What opportunities are there to improve my skills and develop my career within JDA?

JDAPerform is JDA’s performance management program through which employees have an opportunity to manage their career development. Employees can identify the critical skills needed to move into other positions within the company or advance within their own

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Employee FAQ: JDA’s Pending Acquisition of i2
department. They can then work with their manager to establish a development plan and work toward achieving the desired advancement through on-the-job development and courses, which can be taken through JDA Learn. JDA places great emphasis on continuously developing our associate expertise levels and expect our associates to have a minimum of 20 hours of continuous learning and development (CLD) annually. In addition, the combination of the two companies may provide opportunities for employees to take on different roles and responsibilities inside the new company, due to the size of the new company and the addition of solutions and customers.

9.	How many employees does i2 and JDA have worldwide?

i2 currently has approximately 1,170 employees worldwide. The largest concentrations of employees are in Bangalore, India (approximately 550) and Dallas, TX (approximately 285). The remainder of i2’s employees are located in various office locations throughout North America, EMEA and Asia-Pacific.

JDA currently has just over 1,800 employees worldwide. The largest concentrations of employees are in Scottsdale, AZ; Hyderabad, India; Rockville, MD; Atlanta, GA, and Bracknell, England. The remainder of JDA employees are located in various office locations throughout the Americas, EMEA and Asia-Pacific.

10.	What does JDA stand for?

JDA are the initials of James D. Armstrong, founder and current Chairman of the company. JDA began in 1978 as JDA Software Services in Calgary, Canada. In 1985 the Canadian company was sold and Mr. Armstrong, with a partner, formed the U.S.-based JDA Software Group in Cleveland, Ohio. JDA relocated its corporate headquarters to Arizona in 1987. JDA went public in 1996.

11.	How will JDA and i2’s Senior Management Team engage and work together ?

JDA and i2 teams are developing a formal transition planning process that includes forums for communication as much as possible within acquisition transition guidelines. The goal is to share as much information as permissible and possible, work collaboratively, build relationships, and create ideas and plans for going forward — all of which require regular communications. This activity is not limited to senior management. In the past, JDA has experienced past success in the creation of functional integration teams consisting of team members throughout the company — these teams will provide bi weekly reports out to a Transition Planning Steering Committee. Overall project plans will be created and driven by associates and sponsored by a member of senior management.

12.	Both JDA and i2 exhibit at NRF in January. What will happen to the i2’s exhibit space and i2’s participation?

The transaction is expected to close in the first quarter of 2010. During the period prior to close, both companies will continue to operate in a “business as usual” mode, managing daily priorities and remaining focused on the needs of their respective customers and prospects.

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Employee FAQ: JDA’s Pending Acquisition of i2
NRF occurs in New York City from January 10 — 13, 2010. i2 will participate in NRF and will have its separate booth and marketing activities during the event.

13.	Do JDA and i2 have similar corporate cultures?

Yes, both companies share many common attributes: the hiring of the brightest domain and industry experts possible; a focus on customers; a focus on developing innovative solutions for vertical supply chain challenges and employees that are highly driven with a desire to succeed.

JDA’s Guiding Principles:

JDA’s corporate culture is one that is customer focused and performance-driven. We seek to achieve excellence in all that we do and we recognize that our customers and our associates are responsible for our success. We are driven by our Guiding Principles, which are:

Empowered, Effective, Excellent.
•	We are Empowered to do what is right for JDA

•	We are Effective when we work as a team and act with integrity.

•	We are Excellent when we are innovative, challenge each other and recognize our success.
           i2’s Core Values:
•	We are passionate about making our customers outrageously successful.

•	We achieve winning results with integrity, teamwork and accountability.

•	We hire, develop and excite the best and brightest people.

•	We champion high value and practical innovation.
14.	JDA employees are known as Associates. What are the advantages of being a JDA Associate?

An Exciting Future at JDA

JDA is an exciting place to work. Acquisitions such as this one enable us to extend our leadership position in the global market. Because JDA is publicly held, you’ll continue to have access to your company’s financial information and investor presentations to stay on top of all relevant information. With our ever-expanding solution suite, you’ll have new advancement opportunities in consulting services, customer support, education and training, product development, marketing, sales and more.

Education Services: Helping You Succeed

To develop, implement, support and market the world’s best software, it takes the world’s best associates. That’s why the JDA HR and Education Services groups provide a wide range of training and development opportunities. In addition to educating our customers, business partners and associates these teams can help you gain the necessary skills to advance your career at JDA. We encourage you to learn more at www.jda.com/Education.asp and www.jdalearn.com.

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Employee FAQ: JDA’s Pending Acquisition of i2
JDAPerform: Our Performance Management Business Model

JDAPerform is a comprehensive Performance Management business model that reflects JDA’s active dedication to attracting and retaining world-class associates. The model flows from JDA’s vision, mission and guiding principles. It defines performance processes that allow JDA to measure, manage, develop and reward associate performance in support of JDA’s goals. JDAPerform reflects a customer-centric way of looking at how associates work, based upon the concept of roles and competencies. Our Continuous Learning and Development (CLD) program, which is a critical element of JDA Perform, maintains the company’s focus on continuously improving the expertise level of our associate’s, by requiring a minimum of 20 hours of new learning and development annually for each associate.

JDA Performer: Recognizing JDA’s Associates

JDA Performer is a peer-to-peer recognition process that encourages the recognition of JDA associates by their peers, as well as the customers that we serve. Associates receive public acknowledgment of their extraordinary contribution and have the chance to receive cash awards and an opportunity to contribute to a charity of their choice. Through the JDA Performer process, associates are encouraged to recognize their fellow associates when they go above and beyond and to contribute to the communities in which we operate.

15.	How do I escalate questions or concerns during the period before the transaction closes?

You should follow the normal communications channels that you have within i2 or JDA to have your questions answered. If your question requires some input from JDA, your senior management will solicit a response from the appropriate member of the integration team:

	JDA	i2
Services	Chris Moore	Chuck Kramer

Sales	Jason Zintak	Razat Gaurav

HR	Brian Boylan	Robin Gunter

Finance and Accounting	Dave Alberty	Mark Trivette

Product Development	Dave King	Aditya Srivastava

Communication	Kathy Kim	Beth Elkin

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Employee FAQ: JDA’s Pending Acquisition of i2
SECTION 2: WORKFORCE, POSITIONS, SALARIES & BONUSES
1.	Will there be changes in the workforce post acquisition?

Yes. As quickly as possible after the acquisition closes, subject to local employment law requirements, associates will be notified of their position in the new organization. JDA has a track record of successfully integrating sophisticated enterprise software companies and has found that the best practice is to combine departments into one operating unit soon after the deal closes to achieve synergies from the combined organization. As a result some duplicated positions will be eliminated.

2.	Will any JDA employees lose their job as a result of the acquisition?

JDA will seek to retain those employees from either company who are best qualified for the positions that will be available after the synergies for the combined organization are identified. As a result, certain JDA employees may be subject to reduction.

3.	When will I know if I have a position in the combined company and who my manager will be?

During this period between the announcement of the transaction and the closing, JDA will be reviewing the i2 organization, including any changes made in the last several months, and making a determination relative to how to optimize the combined organization going forward, including staffing levels. It is our practice to notify people of their status as soon as possible after the close, subject to local employment law requirements. Once the new organization has been set, you will also be advised as to the name of your manager and the organizational structure for your department.

4.	Will I have the same title?

The grade structure and titles within JDA are somewhat different than those currently in i2. We will be working during the transition period to synchronize the two structures and apply a uniform structure to the entire organization.

5.	If I am not retained as an employee, what are the terms of my severance package?

JDA has a practice of providing a fair and competitive severance package to any associate who may not be retained as a result of the acquisition. JDA will provide more details on the severance guidelines that will be applied as we approach the closing of the transaction.

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Employee FAQ: JDA’s Pending Acquisition of i2
6.	Will compensation and benefits change for i2 employees?

There will be no adjustments made to Base Compensation or On-Target Earnings (OTE) for i2 employees between now and the date the acquisition closes. JDA’s compensation plan normally includes a base salary, an incentive compensation component and a limited participation equity program. JDA also has a broad-based benefits program, including an Employee Stock Purchase Plan (ESPP). See General Benefits section for more details.

JDA regularly reviews market conditions and incentive practices to maintain market competitiveness. This practice will continue under the combined organization.

7.	If I have a retention agreement in place with i2, will JDA honor it after the close?

Yes. JDA will honor current retention agreement that have been put in place by i2 if they are triggered.

8.	Will JDA be putting any retention bonuses in place for those not offered a position in the new company?

As a general practice, JDA does not offer retention bonuses to employees. As JDA assesses the organizational requirements for the combined organization and transition period it may choose to provide certain individuals with a retention bonus, in order to ensure that certain critical functions or knowledge are successfully transferred. However, we anticipate that such bonuses, if needed, would only be provided to a very limited group of people who will only be staying on as part of the transition period.

9.	Will I have to relocate if I accept a role in the combined organization?

JDA will look at the total combined organization, post-closing, to determine where there is a need for centralized operations. JDA expects to have open positions in Scottsdale and other offices around the world. These opportunities will be available for consideration to all associates in the newly combined company. Depending upon the location of the position that you are offered, you may be asked to relocate. However, with JDA’s commitment to maintaining an office in Dallas and the fact that there are many cities in which both companies have an office, the number of required relocations will likely be kept to a minimum.

10.	If I am offered a position in the company when do I have to decide whether or not I intend to accept it?

If you are offered a position with JDA after the close of the transaction, we would expect that you would advise us within one week of the offer.

11.	Can I apply for JDA openings if there isn’t a position for me after the close?

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Employee FAQ: JDA’s Pending Acquisition of i2
There are numerous openings for rewarding positions within JDA’s various locations. After the close, JDA encourages any i2 associate who may be interested in one of those openings to go to www.jda.com and submit a resume. JDA will also consider i2 associates who may be in positions that will be eliminated in the combined organization for other roles in the organization for which they have the qualifications.

12.	If I am offered a job with JDA but ultimately turn it down am I still entitled to severance?

No, unless you are asked to relocate and decide not to take the position due to the relocation.

13.	Will I continue to receive my sales bonuses and/or commission?

Current plans for bonuses and commissions are not affected by the announced transaction and, to the extent that the bonuses become payable, they will be paid in accordance with the terms of the existing plan.

14.	I am a foreign national and currently working on a visa. How will this acquisition affect my status?

As soon as practical, i2 Human Resources team members will connect with the team that manages immigration at JDA regarding each individual’s status. Currently, no action is required from you. We will keep you informed of anything that impacts your visa status.
SECTION 3: BENEFITS INFORMATION
1.	When will we get definitive answers on possible changes to our benefit plans including insurance, vacation and everything else potentially affected by the pending acquisition?

Specific details will be provided as soon as possible after the close. Changes to benefits, if any, will be undertaken in compliance with local legal and contractual obligations. Our companies have similar benefits programs. In fact, JDA’s insurance carrier in the US is the same as i2’s—United Healthcare—which should provide for a smooth transition. No changes will be made prior to the closing date of the acquisition.

2.	Does JDA have a Stock Purchase Program or other programs to encourage employees to have a small equity stake in the company?

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Employee FAQ: JDA’s Pending Acquisition of i2
JDA does offer a stock purchase program to associates. Qualifying Associates (non-executives in the company) can contribute up to 10% of their earnings toward the purchase of JDA shares and receive a 15% discount on the share price of JDA stock.

3.	What will happen to i2 stock options and other equity awards as a result of the merger?

In the merger, each outstanding option to acquire i2 common stock will be canceled and terminated at the effective time and converted into the right to receive the merger consideration with respect to the number of shares of i2 common stock that would be issuable upon a net exercise of such option assuming the market value of the i2 common stock at the time of such exercise were equal to the value of the merger consideration as of the close of trading on the trading day immediately prior to the effective time. Any outstanding option with a per-share exercise price that is greater than or equal to such amount will be canceled and terminated as of the effective time, and no payment will be made with respect thereto.

Also at the effective time of the merger, each i2 restricted stock unit award outstanding immediately prior to the effective time of the merger shall become fully vested (except that with respect to any restricted stock unit which by the terms of the award agreement pursuant to which it was granted provides for a lesser percentage of such restricted stock unit to become vested upon the consummation of the merger, such restricted stock unit shall only become vested as to such lesser percentage), and then shall be canceled and terminated at the effective time and the holder of such vested restricted stock unit shall be entitled to receive the common stock merger consideration for each share of i2 common stock into which the vested portion of the restricted stock unit would otherwise be convertible.

4.	Will the 2009 i2 MICP bonus be paid?

Those participants of the MICP will receive their payout on January 31, 2010 or at the time of closing, whichever occurs first. Accordingly, MICP participants must be current employees of the company at the time the payout is made in order to receive it. The payouts will be based on actual financial results of the company for the Corporate Wide Performance Factor (CWPF) portion of the bonus (pro-forma profitability, cash flow from operations and total bookings), and specific MBO performance per each individual scorecard as approved by i2 management.

5.	What about my tenure in regard to vacation at JDA? Will my i2 tenure be considered as it relates to how many weeks of vacation I receive as a JDA associate?

Yes, your seniority date with i2 will be utilized in determining you vacation entitlement under JDA’s vacation schedule.

6.	For U.S. Employees Only: Will JDA honor the i2 401K corporate match after the close?

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Employee FAQ: JDA’s Pending Acquisition of i2
After the transaction closes, JDA will continue the match under the i2 401(k) plan until such time as the plan is merged into the JDA 401(k) plan which would be targeted shortly after the transaction closes. At that time JDA will apply its company match, which is 25% of individual contributions up to the IRS maximum for the year. For 2010, those under age 50 can contribute up to $16,500. For associates age 50 or over the 2010 limit is $22,000. The annual IRS maximum is a single amount and will take into account contributions made by an associate into either plan. For example, if you have contributed $1,000 into the i2 plan before the transaction closes, you would be limited to $15,500 if under age 50 or $21,000 for those 50 and over of contributions into the JDA plan for the remainder of the year. JDA’s current plan is with Vanguard.
APPENDIX 1: LEGAL LEGENDS
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995
These Frequently Asked Questions contain forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
Caution Required by Certain SEC Rules
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

© 2009 JDA Software Group, Inc.	11/23/2009	Page 11
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